Exhibit 21.1

Legal Name	Jurisdiction of Incorporation or Organization
Justworks Administrative Services LLC	Delaware
Justworks Employment Group LLC	Delaware
Justworks Employment Group II LLC	Delaware
Justworks On Time LLC	Delaware
Neon Moose LLC; dba Justworks Labs	Delaware
Crimson Sage LLC; dba Justworks Insurance Services	Delaware